3100 Cumberland Road, Suite 1480	Legal Department
Atlanta, Georgia 30339	Dan S. McDevitt
General Counsel and Corporate Secretary
Direct Dial: (770) 852-9310
Fax: (770) 852-9466
Email: dan.mcdevitt@hdsupply.com

August 7, 2017

Mr. James Allegretto

Senior Assistant Chief Accountant

Office of Consumer Products

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-7010

Re:                             HD Supply Holdings, Inc.

HD Supply, Inc.

Form 10-K for the Fiscal Year Ended January 29, 2017

Filed March 14, 2017

Form 8-K filed June 6, 2017

File Numbers 1-35979 & 333-159809

Dear Mr. Allegretto:

This letter sets forth the responses of HD Supply Holdings, Inc. (“we”, “HD Supply” or the “Registrant”) to the comment contained in your letter, dated July 31, 2017, relating to the Form 10-K for the Fiscal Year ended January 29, 2017, filed on March 14, 2017, and the Form 8-K filed on June 6, 2017.  The comment of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) is set forth in bold italicized text below, and the response of the Registrant is set forth in plain text immediately following the comment.

Form 8-K filed June 6, 2017

Exhibit 99.2 - Unaudited Pro Forma Financial Statements of HD Supply Holdings, Inc. and HD Supply, Inc.

1.                                      Please supplementally explain in detail the reason(s) that you filed pro forma financial statements in a Form 8-K filed on June 6, 2017 prior to consummation of the disposition transaction. If due to Item 11(b)(iv) of Form S-3, please explain how you interpreted that Item to require unaudited pro forma financial statements. If for some other reason, please explain your rationale. Please also advise whether the disposition will meet the criteria for discontinued operations and when it would be reflected in your historical financial statements. Assuming your presentation is intended to provide information regarding material changes subsequent to the end of your latest fiscal year, we are unclear on your basis for inclusion of certain adjustments since such adjustments do not appear to be directly related to the subsequent effects the actual disposition will have on the historical financial statements. We also note your disclosure that HDS has not yet definitively determined how it will use the net proceeds from the disposition. For these reasons, please provide a detailed calculation and narrative rationale for including each of the following adjustments:

•                  the elimination of $23 million in interest expense for the interim period ended April 30, 2017 due to the unwinding of the refinancing transactions that occurred within the year ended January 29, 2017. In this regard, please clarify what is meant by “the unwinding of the refinancing transactions” and why this adjustment is directly attributable to the disposition transaction and factually supportable;

•                  the $156 million interest expense reduction as a result of the use of net proceeds from the Transactions and cash on hand as of February 1, 2016 to redeem senior notes and the unwinding of the April 2016 and October 2016 debt transactions. In this regard, please explain how the $156 million of interest expense reduction was calculated and why it is factually supportable. Please also clarify which senior notes you are referring to and what is meant by the “unwinding of the refinancing transactions”;

•                  the $85 million increase to loss on extinguishment of debt as a result of the February 1, 2016 debt repayments with proceeds from the Transactions and the unwinding of the April 2016 and October 2016 debt transactions. In this regard, please explain what the $85 million increase to loss on extinguishment of debt represents. We assume it principally consists of the $77 million make-whole premium on HDS’s 5.25% Senior Secured Notes. Please advise whether it also includes any assumed reversal of debt discount or deferred financing costs on the 11.5% and 7.5% senior notes assuming they were refinanced at February 1, 2016. Please tell us whether any effect was given to Term B-2 Loans prepayment penalty. Lastly, explain why this adjustment is expected to have a continuing impact on HD Supply Holdings; and

•                  the use of the $2.5 billion proceeds from the Transactions to pay off HDS’s 5.25% Senior Secured Notes due 2021, HDS’s Term Loan B-1 due 2021, and HDS’s Term Loan B-2 due 2013.

In responding, please reference authoritative literature, any precedent and your rationale that supports your pro forma presentation and related adjustments. If you have presented pro forma financial statements prior to actual disposition of HD Water Supply to provide a more timely illustration of future restated historical financial statements assuming discontinued operations treatment of HD Water Supply, please explain in detail why you presented pro forma adjustments for unrelated financing transactions as part of your presentation. If you believe such adjustments are factually supportable and directly attributable to the disposition transaction, then a two-step presentation that segregates the disposition transaction from the related assumed financing effects should be considered. Please be detailed in your explanation.

We acknowledge the Staff’s comment and respectfully submit that we filed the pro forma financial information giving effect to the disposition (the “Sale”) of the Waterworks business (“Waterworks”) voluntarily on June 6, 2017. We also acknowledge this was prior to the close of the Sale on August 1, 2017.  Given that we made our announcement that we had entered into a definitive agreement to sell Waterworks on June 6, 2017, concurrent with our first quarter earnings release, we decided to voluntarily provide the investor community and public markets with a view of the impact that the proposed Sale might have on our historical results of operations, which we believe was relevant information for them. We did this through submission of pro forma financial information on a Form 8-K dated June 6, 2017. This pro forma financial information also supplemented our first quarter earnings call where we discussed the possible impact the Sale might have on HD Supply.

Discontinued Operations

Waterworks met the definition of discontinued operations in accordance with ASC 205-10/20 in HD Supply’s second fiscal quarter of 2017. Specifically, (1) Waterworks was a component of HD Supply, (2) Waterworks satisfied the held for sale criteria in HD Supply’s second fiscal quarter of 2017, and (3) the Sale represents a strategic shift that will have a major effect on HD Supply’s operations and financial results.

Waterworks, as one of HD Supply’s three reportable segments, was clearly distinguished, operationally and for financial reporting purposes, from the rest of HD Supply. ASC 205-20-45-1A.  In addition, as of the second fiscal quarter of 2017, Waterworks met the criteria for classification as held for sale under ASC 205-20-45-1E because during that quarter: (1) Waterworks was available for sale in its then present condition, subject to customary terms and conditions, and actively marketed at a reasonable price with respect to its then current fair market value; (2) a buyer had been located; (3) HD Supply’s board of directors (the “Board”) approved the Sale (on June 3, 2017); and (4) the Sale was probable and HD Supply was unlikely to change significantly or withdraw from its plan to sell Waterworks since it entered into a definitive written purchase agreement concerning the Sale with the buyer (on June 4, 2017).  Finally, the Sale constitutes a strategic shift for HD Supply that is anticipated to have a major impact on HD Supply’s future operations and financial results.  For example, since the Sale, which closed on August 1, 2017, HD Supply now has two reportable segments (reduced from three) and the products and services HD Supply offers in the infrastructure market sector, one of three market sectors HD Supply focuses on, will be greatly reduced.

Accordingly, since Waterworks met the definition of discontinued operations in accordance with ASC 205-10/20 in HD Supply’s second fiscal quarter of 2017, the results of Waterworks will be reflected as discontinued operations beginning in the second fiscal quarter of 2017, which will be reported in HD Supply’s Form 10-Q for the quarterly period ended July 30, 2017, to be filed on or prior to Friday, September 8, 2017.

Pro Forma Adjustments

We acknowledge the Staff’s comment on the pro forma financial statements and accordingly have filed revised pro forma financial statements (the “Revised Pro Forma Financial Statements”) with our Form 8-K dated August 7, 2017 (the “Sale Form 8-K”), which was required to be filed in connection with the consummation of the Sale. In accordance with the Commission’s rules on pro forma financial statements, the Revised Pro Forma Financial Statements have been prepared as if the Sale and use of proceeds occurred on the first day of the most recent fiscal year. Our most recent fiscal year (“fiscal 2016”) began on February 1, 2016 and ended on January 29, 2017.  In response to the Staff’s comment, the net proceeds have been reflected as cash on the pro forma balance sheet, with the exception of the $1.35 billion of proceeds to be used for the redemption of our 5.25% Senior Secured First Priority Notes due 2021 (the “5.25% Senior Secured Notes”), including the payment of a make-whole premium.  As support for this treatment, we point the Staff to the fact that we issued a notice of redemption to holders of the 5.25% Senior Secured Notes on August 2, 2017 for a redemption date of September 1, 2017.  More specifically, the Revised Pro Forma Financial Statements reflect:

•                  A $17 million interest expense reduction as a result of the use of the net proceeds from the Sale to redeem the 5.25% Senior Secured Notes on February 1, 2016 (the first day of our most recent fiscal year), which is reflected on the consolidated statements of operations for the three months ended April 30, 2017.

•                  A $68 million interest expense reduction as a result of the use of the net proceeds from the Sale to redeem the 5.25% Senior Secured Notes on February 1, 2016, which is reflected on the consolidated statements of operations for the year ended January 29, 2017.

•                  No further interest expense reductions for any other financing or refinancing transactions that may or may not take place in the future as a result of the use of the net proceeds from the Sale.

•                  A $1,350 million reduction to cash and cash equivalents reflected on the consolidated balance sheet as of April 30, 2017 as a result of the use of the net proceeds from the Sale to redeem the 5.25% Senior Secured Notes, which includes payment of (i) $1,250 million for the aggregate principal amount of the 5.25% Senior Secured Notes, (ii) a $77 million make-whole premium and (iii) $25 million of accrued but unpaid interest to the redemption date, offset by the reduction of $2 million of tax payments as a result of the redemption.

•                  The fact that, other than the redemption of the 5.25% Senior Secured Notes, HD Supply has not determined how it will use the remaining net proceeds from the Sale. HD Supply notes this throughout the Revised Pro Forma Financial Statements.

Except as discussed above, the Revised Pro Forma Financial Statements do not include any other adjustments related to any financing or refinancing transactions.

Financial Statements Reflecting Waterworks as Discontinued Operations

As discussed above, we provided to our investors in our earnings release on June 6, 2017, and further updated in our Form 8-K filed on August 1, 2017, our unaudited quarterly results of operations for the first quarter of fiscal 2017 and for full years fiscal 2016 and fiscal 2015, in each case, revised to reflect Waterworks as discontinued operations.  HD Supply acknowledges that the SEC also requires audited revised financial statements for the full year periods to be filed in connection with the filing of, or in some cases, the issuance of securities under, certain registration statements.  However, as discussed in more detail below, we do not believe that those requirements are currently applicable.

Under Section 13210.1 of the Division of Corporation Finance’s Financial Reporting Manual (the “Financial Reporting Manual”), if financial statements as of the date on, or after, a component of HD Supply has been classified as held for sale are required in a registration statement, retrospective reclassification of all prior periods to report the results of that component in discontinued operations is required. See Financial Reporting Manual, Sec. 13210.1. Under Article 3-12(a) of Regulation S-X, HD Supply’s first quarter financial statements go stale 129 days after the end of its first quarter, as it is a large accelerated filer. See Regulation S-X, Article 3-12(a).

As noted above, Waterworks will be classified as held for sale in the second fiscal quarter of 2017. Correspondingly, HD Supply’s first fiscal quarter financial statements would go stale and its second fiscal quarter financial statements would be required in a registration statement after September 6, 2017, 129 days after the end of HD Supply’s first fiscal quarter, which ended on April 30, 2017. See Regulation S-X, Article 3-12(a).  Therefore, under Section 13210.1 of the Financial Reporting Manual and Article 3.12(a) of Regulation S-X, HD Supply could file a new registration statement (including a Form S-3 or Form S-8) with its first fiscal quarter financial statements and without revised audited financial statements reflecting Waterworks as discontinued operations, as long as the new registration statement were to become or be declared effective on or prior to September 6, 2017.(1)

Any registration statement that HD Supply would file after September 6, 2017, however, would require revised audited financial statements for full years fiscal 2016 and fiscal 2015 reflecting Waterworks as discontinued

(1)                                 This view is supported by the Center for Audit Quality, SEC Regulations Committee Highlights from the June 14, 2005 meeting. The committee recommended, and the Staff concurred, that in situations where the “registration statement was filed before financial statements reflecting the component as a discontinued operation were issued . . . the registrant would not be required to apply retrospective application to its prior period annual financial statements. It would be required to do so only after financial statements reflecting the component as a discontinued operation are issued.” The Center for Public Company Audit Firms, the SEC Regulations Committee, Joint Meeting with the Staff, June 14, 2005 (file:///C:/Users/JP017778/Downloads/june-14-2005.pdf).

operations.  For the avoidance of doubt, the above analysis specifically applies to the filing of new registration statements on Form S-3. Section 13110.2 of the Financial Reporting Manual provides that in the case of a registration statement on Form S-3, if post-event financial statements (for example, our second quarter Form 10-Q reflecting Waterworks as discontinued operations) have not been filed, HD Supply would not be required to revise the financial statements prior to the Sale in connection with the filing of a new Form S-3 (or any other registration statement).(2)

The rules with respect to the issuance of securities under an already effective automatic shelf registration statement (such as HD Supply’s existing registration statement on Form S-3 (File No. 333-198685)) are different.  The prospectus supplement used to update and supplement the automatic shelf registration statement is not subject to the updating requirements of Item 11(b)(ii) of Form S-3.  See Financial Reporting Manual, Sec. 13110.2. HD Supply’s obligation to update the prospectus prior to the issuance of securities in a shelf takedown is governed by undertakings given under Item 512(a) of Regulation S-K, which require HD Supply to update the prospectus prior to issuance for facts or events arising after the effective date of the registration statement which, individually or in the aggregate, represent a fundamental change. It is the responsibility of HD Supply’s management to determine what constitutes a “fundamental change,” as that term is not formally defined by the Commission.  As such, if HD Supply decides to issue securities in a shelf takedown offering prior to the expiration of its existing shelf registration statement, its management team will consult with its legal, accounting and financial advisors to determine: (a) if the Sale constitutes a fundamental change for purposes of Item 512(a) of Regulation S-K and (b) whether, in addition to the Revised Pro Forma Financial Statements, revised audited financial statements are required to be included or incorporated by reference into the prospectus in order to satisfy HD Supply’s undertakings under Item 512(a) of Regulation S-K.

If you have any questions or require additional information, please do not hesitate to call me at (770) 852-9310.

Sincerely,

/s/ Dan S. McDevitt

Dan S. McDevitt
General Counsel and Corporate Secretary

cc:                                Joseph J. DeAngelo, Chairman, President and Chief Executive Officer

Evan J. Levitt, Senior Vice President, Chief Financial Officer and Chief Administrative Officer

Joel T. May, Jones Day

(2)                                 In this case, pro forma financial statements in accordance with Article 11 of Regulation S-X, such as the Revised Pro Forma Financial Statements included in the Sale Form 8-K, would also be required to be included or incorporated by reference into any such new registration statement. See Financial Reporting Manual, Sec. 13110.2, Regulation S-X, Article 11-01.